SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	May	2008
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release, dated May 16, 2008.

Document 1

For Immediate Release	May 16, 2008
RM: 6 – 08

Crystallex Comments on Market Activity and Las Cristinas

TORONTO, ONTARIO, May 16, 2008 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) commented today on market activity relating to comments made by the Minister of the Environment and Natural Resources of Venezuela ("MinAmb") regarding open pit mining in Venezuela.

The Minister's comments of yesterday followed the position outlined in a letter from a Director General in the Administrative Office of Permits at MinAmb which was sent to the Corporacion Venezolana de Guayana ("CVG") as discussed in the Company's press release dated April 30, 2008.

Crystallex still maintains that the Director General letter and now the Minister's comments are in conflict with the Las Cristinas Environmental Impact Study approval, Construction Compliance Guarantee Bond Request and Environmental Tax request issued by the same Ministry. Both the posting of the Bond and payment of the requested Tax were satisfied in 2007 and Crystallex obtained receipt of acceptance. Additionally, MinAmb officials testified at a Venezuela National Assembly panel late last year that all the requirements for the issuance of the Las Cristinas Environmental Permit had been satisfied and that the Permit will be issued.

The letter from the Director General and the comments made by the Minister appear to be in opposition to all industrial activity in the Imataca Region and leave a number of current and historic projects standing contrary to their position. In addition, Crystallex believes that the comments made by the Minister and the Director's letter contradict Presidential Decrees, National Assembly Resolutions, MinAmb Resolutions, and Ministry of Basic Industry and Mines Resolutions. Current Imataca regulations, issued by Decree, specifically provides for mining activities in the region.

On May 12, 2008, Crystallex filed its appeal under the Venezuelan Administrative Law to MinAmb outlining the reasons and evidence that the proposed Las Cristinas operations were not only in keeping with Venezuelan Law but would clean up and deal with the severe environmental degradation as a result of decades of illegal mining activity in the area. Crystallex is also aware of its legal rights and remedies and will undertake whatever is necessary in order to protect its shareholders' rights.

Local and indigenous communities and Venezuelan Officials have voiced continued support for the development of the Las Cristinas project and other mining projects in the region.

The Company is continuing its efforts with the support of Venezuelan governmental agencies to advance the Las Cristinas project which will create significant employment, healthcare facilities and sustainable development for the surrounding communities.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:  http://www.crystallex.com or Email us at: info@crystallex.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain statements included or incorporated by reference in this news release, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words "believe," "expect," "anticipate," "contemplate," "target," "plan," "intends," "continue," "budget," "estimate," "may," "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See "Risk Factors" below or in the Company's 2007 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	May 16, 2008	By:	/s/ Hemdat Sawh
			Name:	Hemdat Sawh
			Title:	Chief Financial Officer